Exhibit 99.1

GFL Environmental Reports Third Quarter 2023 Results

•	Revenue of $1,890.0 million, increase of 10.3% excluding the impact of divestitures; 3.2% including the impact of divestitures

•	Solid Waste price of 8.8%

•	Adjusted EBITDA[1] of $530.3 million, increase of 12.0%; Net income from continuing operations of $18.3 million; Adjusted Net Income from continuing operations[1] of $116.8 million

•	Adjusted EBITDA margin[1] of 28.1%; Solid Waste Adjusted EBITDA margin[1] of 31.4%; Environmental Services Adjusted EBITDA margin[1] of 30.9%

•	Adjusted Cash Flows from Operating Activities[1] of $400.5 million; cash flows from operating activities of $125.8 million; Adjusted Free Cash Flow[1] of $276.0 million

•	Year-to-date completed acquisitions generating approximately $325 million[2] in annualized revenue

VAUGHAN, ON, November 1, 2023 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the third quarter of 2023.

“Once again in the third quarter, our employees delivered results that exceeded our expectations,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Total revenue for the quarter, excluding non-core asset divestitures, increased 10.3% over the prior year period, driven primarily by Solid Waste core pricing increase of 8.8% and our continued focus on the quality of our revenue. We also saw significant margin improvement during this quarter across both our lines of business, with Solid Waste Adjusted EBITDA margin1 up 250 bps year over year, inclusive of headwinds from M&A, commodity pricing and fuel, and Environmental Services Adjusted EBITDA margin1 up 440 bps. These results are a testament to the strength of our business and our ability to execute on the many self-help levers in our portfolio.”

Mr. Dovigi added, “We continue to manage our asset base to create long term sustainable shareholder value. In the second quarter we completed divestitures of certain non-core assets and are reinvesting a portion of those proceeds into higher margin, accretive organic growth initiatives, such as RNG projects and new contract wins driven by Extended Producer Responsibility recycling regulations in Canada. Our base business has now scaled to the point where we expect organic growth to outpace growth from M&A, as we focus primarily on tuck-in acquisitions to densify our existing footprint.”

“Even in this current high interest rate environment, this quarter we reduced our cost of borrowing by 60 bps under our senior secured term loan, reflecting the continued support of our high quality, long-standing institutional debt investors. We remain committed to deleveraging our balance sheet. With the progressive improvements we are making in our business, we expect to continue to realize material credit quality enhancements in the near to medium term, leading to our achieving an investment grade rating before the majority of our fixed rate debt matures in 2028 and beyond, positioning us for improved free cash flow conversion.”

Mr. Dovigi concluded, “Our strong results year to date position us well for outsized operating leverage next year. Our preliminary 2024 outlook sets us up to achieve high single digit top line growth, inclusive of approximately $210 million of M&A roll over revenue from acquisitions already completed and before considering the impact of divestitures from earlier this year. By continuing to apply our proven strategy that drove margin expansion this year, we expect another year of outsized Adjusted EBITDA margin1,3 expansion, which should also drive low teens Adjusted EBITDA1,3 growth, or at least 10% when considering the impact of divestitures. We look forward to providing our formal guidance for 2024 when we report our year-end results.”

Third Quarter Results

•	Revenue of $1,890.0 million in the third quarter of 2023, increase of 10.3% excluding the impact of divestitures (3.2% including the impact of divestitures), compared to the third quarter of 2022.

◦	Solid Waste revenue of $1,502.5 million, including organic growth of 4.2% driven predominantly by core pricing increases.

◦	Environmental Services revenue of $387.5 million, including organic growth of 6.9% excluding the impact of $30.0 million of revenue contributed from an outsized amount of sub-contracting work in the third quarter of 2022 ((1.9)% including this impact). The increase is predominantly due to higher industrial collection and processing activity at our facilities and an increased level of emergency response activity, offset by a reduction in contaminated soil volumes.

•	Adjusted EBITDA[1] increased by 12.0% to $530.3 million in the third quarter of 2023, compared to the third quarter of 2022. Adjusted EBITDA margin[1] was 28.1% in the third quarter of 2023, compared to 25.8% in the third quarter of 2022. Solid Waste Adjusted EBITDA margin[1] was 31.4% in the third quarter of 2023, compared to 28.9% in the third quarter of 2022.

•	Net income from continuing operations was $18.3 million in the third quarter of 2023, compared to net loss from continuing operations of $183.7 million in the third quarter of 2022.

•	Adjusted Free Cash Flow[1] was $276.0 million in the third quarter of 2023, compared to $97.0 million in the third quarter of 2022. The increase of $179.0 million was inclusive of $248.6 million of incremental cash taxes related to divestitures and $21.6 million of incremental cash interest paid, offset by a decrease of $84.9 million of incremental net capex.

Year to Date Results

•	Revenue of $5,632.7 million for the nine months ended September 30, 2023, increase of 17.8% excluding the impact of divestitures (14.0% including the impact of divestitures), compared to the nine months ended September 30, 2022.

◦	Solid Waste revenue of $4,541.0 million, including organic growth of 6.8% driven predominantly by core pricing increases.

◦	Environmental Services revenue of $1,091.7 million, including organic growth of 12.9% excluding the impact of $30.0 million of revenue contributed from an outsized amount of sub-contracting work in the nine months ended September 30, 2022 (9.2% including this impact). The increase is predominantly due to higher industrial collection and processing activity at our facilities and an increased level of emergency response activity.

•	Adjusted EBITDA[1] increased by 18.0% to $1,511.5 million for the nine months ended September 30, 2023, compared to nine months ended September 30, 2022. Adjusted EBITDA margin[1] was 26.8% for the nine months ended September 30, 2023, compared to 25.9% for the nine months ended September 30, 2022. Solid Waste Adjusted EBITDA margin[1] was 30.8% for the nine months ended September 30, 2023, compared to 29.3% for the nine months ended September 30, 2022.

•	Net income from continuing operations was $94.3 million for the nine months ended September 30, 2023, compared to net income from continuing operations of $35.9 million for the nine months ended September 30, 2022.

•	Adjusted Free Cash Flow[1] was $235.8 million for the nine months ended September 30, 2023, compared to $317.8 million for the nine months ended September 30, 2022. The decrease of $82.0 million was inclusive of $248.6 million of incremental cash taxes related to divestitures, $195.9 million of incremental net capex and $114.6 million of incremental cash interest paid.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	Includes the expected contribution of acquisitions completed in 2023 (other than contribution from 2023 acquisitions previously reflected in the Company’s 2023 full year guidance provided on February 21, 2023).
(3)	Information contained herein includes preliminary 2024 outlook with respect to Adjusted EBITDA and Adjusted EBITDA margin which are non-IFRS measures. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Third Quarter Results and Year to Date Results for the equivalent historical non-IFRS measure.

Q3 2023 Earnings Call

GFL will host a conference call related to our third quarter earnings on November 2, 2023 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 591692) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=1e99cb82&confId=54948. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until November 16, 2023 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 103479). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2022 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies. The 2024 preliminary outlook includes the expected contribution of acquisitions already completed in 2023, net of divestitures completed to date, but excludes any impact from acquisitions not yet completed. Implicit in forward-looking information in respect of our preliminary outlook for 2024 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2024 preliminary outlook assumes GFL will continue to execute on its strategy of organically growing our business, leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) gain (loss) on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity) and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. For the three and nine months ended September 30, 2023, we added back our share of net (income) loss of investments accounted for using the equity method. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) transaction costs, (c) acquisition, rebranding and other integration costs, (d) M&A related net working capital investment, (e) cash interest paid on TEUs and (f) cash taxes related to divestitures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from disposal of assets and other, (b) purchase of property and equipment, (c) investment in joint ventures and (d) incremental growth investments. For the three and nine months ended September 30, 2022, purchase of property and equipment excludes those by GFL’s Infrastructure services division (“GFL Infrastructure”). Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) for continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) amortization of deferred financing costs, (e) (gain) loss on foreign exchange, (f) mark-to-market (gain) loss on Purchase Contracts, (g) share of net (income) loss of investments accounted for using the equity method, (h) gain (loss) on divestiture, (i) transaction costs, (j) acquisition, rebranding and other integration costs, (k) TEU amortization expense, (l) other and (m) the tax impact of the forgoing. For the three and nine months ended September 30, 2023, we added back our share of net (income) loss of investments accounted for using the equity method. Adjusted earnings (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(In millions of dollars except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	$1,890.0	$1,831.2	$5,632.7	$4,940.1
Expenses
Cost of sales	1,526.8	1,591.9	4,672.0	4,339.5
Selling, general and administrative expenses	234.7	187.5	683.4	528.6
Interest and other finance costs	137.2	136.2	466.7	340.7
Gain on sale of property and equipment	(6.7)	(5.7)	(13.1)	(10.1)
Loss (gain) on foreign exchange	46.9	195.3	(4.6)	249.3
Mark-to-market (gain) loss on Purchase Contracts	—	(10.3)	104.3	(391.4)
Loss (gain) on divestiture	—	1.6	(580.5)	(4.9)
Other	(15.2)	3.4	(17.5)	12.5
	1,923.7	2,099.9	5,310.7	5,064.2
Share of net income (loss) of investments accounted for using the equity method	34.0	9.2	(48.9)	14.5
Earnings (loss) before income taxes	0.3	(259.5)	273.1	(109.6)
Current income tax expense (recovery)	18.1	(3.4)	367.5	7.5
Deferred tax recovery	(36.1)	(72.4)	(188.7)	(153.0)
Income tax (recovery) expense	(18.0)	(75.8)	178.8	(145.5)
Net income (loss) from continuing operations	18.3	(183.7)	94.3	35.9
Net loss from discontinued operations	—	—	—	(127.9)
Net income (loss)	18.3	(183.7)	94.3	(92.0)
Less: Net loss attributable to non-controlling interests	(3.8)	(0.2)	(3.3)	(0.2)
Net income (loss) attributable to GFL Environmental Inc.	22.1	(183.5)	97.6	(91.8)

Items that may be subsequently reclassified to net income
Currency translation adjustment	119.4	420.0	(42.4)	526.3
Fair value movements on cash flow hedges, net of tax	10.7	(73.4)	25.6	(74.2)
Share of other comprehensive loss of investments accounted for using the equity method	—	—	(0.4)	—
Reclassification to net income of foreign currency differences on divestitures	—	—	22.5	—
Other comprehensive income from continuing operations	130.1	346.6	5.3	452.1
Comprehensive income from continuing operations	148.4	162.9	99.6	488.0
Comprehensive loss from discontinued operations	—	—	—	(127.9)
Total comprehensive income	148.4	162.9	99.6	360.1
Less: Total comprehensive loss attributable to non-controlling interests	(4.5)	—	(4.3)	—
Total comprehensive income attributable to GFL Environmental Inc.	$152.9	$162.9	$103.9	$360.1

Basic and diluted (loss) earnings per share(1)
Continuing operations	$—	$(0.55)	$0.08	$(0.07)
Discontinued operations	—	—	—	(0.35)
Total operations	$—	$(0.55)	$0.08	$(0.42)
Weighted average number of shares outstanding(2)	369,556,706	368,627,958	369,320,689	366,521,465
Diluted weighted average number of shares outstanding(2)	369,556,706	368,627,958	372,007,592	366,521,465

(1)	Basic and diluted earnings per share is calculated on net income attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 10 in our Interim Financial Statements.

(2)	Basic and diluted earnings per share includes the minimum conversion of TEUs into subordinate voting shares, which represented nil subordinate voting shares as at September 30, 2023 (25,663,094 subordinate voting shares as at September 30, 2022).

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	September 30, 2023	December 31, 2022
Assets
Cash	$174.2	$82.1
Trade and other receivables, net	1,182.8	1,118.1
Prepaid expenses and other assets	248.0	182.9
Current assets	1,605.0	1,383.1

Property and equipment, net	6,863.3	6,540.3
Intangible assets, net	3,056.0	3,245.0
Investments accounted for using the equity method	316.2	326.6
Other long-term assets	112.6	90.2
Deferred income tax assets	38.9	—
Goodwill	7,898.4	8,182.4
Non-current assets	18,285.4	18,384.5
Total assets	19,890.4	19,767.6

Liabilities
Accounts payable and accrued liabilities	1,552.8	1,557.7
Income taxes payable	107.3	—
Long-term debt	—	17.9
Lease obligations	53.9	51.5
Due to related party	5.8	9.3
Tangible equity units	—	1,024.9
Landfill closure and post-closure obligations	36.5	30.8
Current liabilities	1,756.3	2,692.1

Long-term debt	8,848.9	9,248.9
Lease obligations	367.6	327.3
Other long-term liabilities	39.9	47.5
Due to related party	2.9	8.7
Deferred income tax liabilities	550.0	582.6
Landfill closure and post-closure obligations	811.6	816.4
Non-current liabilities	10,620.9	11,031.4
Total liabilities	12,377.2	13,723.5

Shareholders’ equity
Share capital	9,786.4	8,640.3
Contributed surplus	130.1	109.6
Deficit	(2,763.9)	(2,843.0)
Accumulated other comprehensive income	136.6	130.3
Total GFL Environmental Inc.’s shareholders’ equity	7,289.2	6,037.2
Non-controlling interests	224.0	6.9
Total shareholders’ equity	7,513.2	6,044.1
Total liabilities and shareholders’ equity	$19,890.4	$19,767.6

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating activities
Net income (loss)	$18.3	$(183.7)	$94.3	$(92.0)
Adjustments for non-cash items
Depreciation of property and equipment	242.3	264.0	719.9	736.8
Amortization of intangible assets	106.9	124.2	379.7	383.3
Share of net (income) loss of investments accounted for using the equity method	(34.0)	(9.2)	48.9	(14.5)
Loss (gain) on divestiture	—	1.6	(580.5)	(4.9)
Other	(15.2)	3.4	(17.5)	12.5
Impairment related to discontinued operations	—	—	—	128.1
Interest and other finance costs	137.2	136.2	466.7	344.2
Share-based payments	26.5	13.4	56.7	40.0
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs	47.2	196.3	(3.5)	249.6
Gain on sale of property and equipment	(6.7)	(5.7)	(13.1)	(10.1)
Mark-to-market (gain) loss on Purchase Contracts	—	(10.3)	104.3	(391.4)
Current income tax expense (recovery)	18.1	(3.4)	367.5	7.6
Deferred tax recovery	(36.1)	(72.4)	(188.7)	(154.9)
Interest paid in cash on Amortizing Notes component of TEUs	—	(0.4)	(0.2)	(1.7)
Interest paid in cash, excluding interest paid on Amortizing Notes	(134.8)	(113.2)	(411.5)	(296.9)
Income taxes paid in cash, net	(250.9)	(2.6)	(261.8)	(22.1)
Changes in non-cash working capital items	12.9	(40.8)	(169.6)	(201.2)
Landfill closure and post-closure expenditures	(5.9)	(11.3)	(12.6)	(19.1)
	125.8	286.1	579.0	693.3
Investing activities
Purchase of property and equipment	(276.3)	(207.6)	(823.6)	(529.5)
Proceeds from disposal of assets and other	30.6	2.5	51.0	8.9
Proceeds from divestitures	—	9.9	1,645.9	319.7
Business acquisitions and investments, net of cash acquired	(392.3)	(139.5)	(674.7)	(1,129.0)
	(638.0)	(334.7)	198.6	(1,329.9)
Financing activities
Repayment of lease obligations	(30.8)	(16.8)	(69.4)	(51.8)
Issuance of long-term debt	1,069.0	155.0	3,032.1	1,446.1
Repayment of long-term debt	(412.2)	(40.3)	(3,597.1)	(588.2)
Proceeds from termination of hedged arrangements	—	—	17.3	—
Payment of contingent purchase consideration and holdbacks	(0.6)	(2.9)	(4.6)	(13.1)
Repayment of Amortizing Notes	—	(14.8)	(15.7)	(43.0)
Dividends issued and paid	(6.4)	(5.4)	(18.5)	(15.1)
Payment of financing costs	(11.2)	(0.7)	(26.2)	(2.6)
Repayment of loan to related party	(2.9)	(6.4)	(9.3)	(12.8)
Contribution from non-controlling interest	—	—	8.1	—
	604.9	67.7	(683.3)	719.5

Increase in cash	92.7	19.1	94.3	82.9
Changes due to foreign exchange revaluation of cash	(0.7)	(12.3)	(2.2)	(35.9)
Cash, beginning of period	82.2	230.6	82.1	190.4
Cash, end of period	$174.2	$237.4	$174.2	$237.4

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2022, as well as our unaudited Interim Financial Statements and notes thereto for the three and nine months ended September 30, 2023.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended September 30, 2023
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	1.2%	4.8%	—%	6.0%
USA	(5.6)	3.9	2.7	0.9
Solid Waste	(3.6)	4.2	1.9	2.5
Environmental Services	7.8	(1.9)	0.5	6.3
Total	(1.3)%	3.0%	1.6%	3.2%

	Nine months ended September 30, 2023
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	3.2%	6.1%	—%	9.3%
USA	2.4	7.1	5.1	14.6
Solid Waste	2.7	6.8	3.5	13.0
Environmental Services	8.4	9.2	1.0	18.6
Total	3.7%	7.3%	3.0%	14.0%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Three months ended September 30, 2023	Nine months ended September 30, 2023
Price	8.8%	10.5%
Surcharges	(1.6)	(0.8)
Volume	(2.4)	(1.9)
Commodity price	(0.6)	(1.0)
Total Solid Waste organic growth	4.2%	6.8%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated:

	Three months ended September 30, 2023			Three months ended September 30, 2022
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$473.6	$133.7	28.2%	$447.3	$122.4	27.4%
USA	1,028.9	338.1	32.9	1,019.5	300.8	29.5
Solid Waste	1,502.5	471.8	31.4	1,466.8	423.2	28.9
Environmental Services	387.5	119.9	30.9	364.4	96.5	26.5
Corporate	—	(61.4)	—	—	(46.4)	—
Total	$1,890.0	$530.3	28.1%	$1,831.2	$473.3	25.8%

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$1,351.9	$371.0	27.4%	$1,237.7	$333.9	27.0%
USA	3,189.1	1,029.7	32.3	2,782.0	845.7	30.4
Solid Waste	4,541.0	1,400.7	30.8	4,019.7	1,179.6	29.3
Environmental Services	1,091.7	293.6	26.9	920.4	234.4	25.5
Corporate	—	(182.8)	—	—	(133.0)	—
Total	$5,632.7	$1,511.5	26.8%	$4,940.1	$1,281.0	25.9%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	September 30, 2023		December 31, 2022
Total long-term debt, net of derivative asset(1)	$8,797.7		$9,208.5
Deferred finance costs and other adjustments	(58.3)		(43.5)
Total long-term debt excluding deferred finance costs and other adjustments	$8,856.0		$9,252.0
Less: cash	(174.2)		(82.1)
	8,681.8		9,169.9

Trailing twelve months Adjusted EBITDA(2)	1,951.3		1,720.8
Acquisition EBITDA Adjustments(3)	67.4		106.0
Run-Rate EBITDA(3)	$2,018.7		$1,826.8

Net Leverage(2)	4.30	x	5.02	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 7 in our Interim Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

September 30, 2023
Subordinate voting shares	358,172,019
Multiple voting shares	11,812,964
Basic shares outstanding	369,984,983
Effect of dilutive instruments	5,224,615
Series A Preferred Shares (as converted)	29,336,547
Series B Preferred Shares (as converted)	7,602,238
Diluted shares outstanding	412,148,383

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022
Net income (loss) from continuing operations	$18.3	$(183.7)
Add:
Interest and other finance costs	137.2	136.2
Depreciation of property and equipment	242.3	264.0
Amortization of intangible assets	106.9	124.2
Income tax recovery	(18.0)	(75.8)
EBITDA	486.7	264.9
Add:
Loss on foreign exchange(1)	46.9	195.3
Gain on sale of property and equipment	(6.7)	(5.7)
Mark-to-market gain on Purchase Contracts(2)	—	(10.3)
Share of net income of investments accounted for using the equity method	(34.0)	(9.2)
Share-based payments(3)	26.5	13.4
Loss on divestiture(4)	—	1.6
Transaction costs(5)	22.3	13.6
Acquisition, rebranding and other integration costs(6)	3.8	6.3
Other	(15.2)	3.4
Adjusted EBITDA	$530.3	$473.3

($ millions)	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net income from continuing operations	$94.3	$35.9
Add:
Interest and other finance costs	466.7	340.7
Depreciation of property and equipment	719.9	732.1
Amortization of intangible assets	379.7	382.1
Income tax expense (recovery)	178.8	(145.5)
EBITDA	1,839.4	1,345.3
Add:
(Gain) loss on foreign exchange(1)	(4.6)	249.3
Gain on sale of property and equipment	(13.1)	(10.1)
Mark-to-market loss (gain) on Purchase Contracts(2)	104.3	(391.4)
Share of net loss (income) of investments accounted for using the equity method	48.9	(14.5)
Share-based payments(3)	56.7	38.2
Gain on divestiture(4)	(580.5)	(4.9)
Transaction costs(5)	63.9	36.9
Acquisition, rebranding and other integration costs(6)	14.0	19.7
Other	(17.5)	12.5
Adjusted EBITDA	$1,511.5	$1,281.0

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.

(4)	Consists of gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income from Continuing Operations

The following tables provide a reconciliation of our net income (loss) from continuing operations to Adjusted Net Income from continuing operations for the periods indicated:

($ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022
Net income (loss) from continuing operations	$18.3	$(183.7)
Add:
Amortization of intangible assets(1)	106.9	124.2
ARO discount rate depreciation adjustment(2)	4.8	3.0
Incremental depreciation of property and equipment due to recapitalization	—	4.5
Amortization of deferred financing costs	4.3	3.3
Loss on foreign exchange(3)	46.9	195.3
Mark-to-market gain on Purchase Contracts(4)	—	(10.3)
Share of net income of investments accounted for using the equity method	(34.0)	(9.2)
Loss on divestiture(5)	—	1.6
Transaction costs(6)	22.3	13.6
Acquisition, rebranding and other integration costs(7)	3.8	6.3
TEU amortization expense	—	0.3
Other	(15.2)	3.4
Tax effect(8)	(41.3)	(78.3)
Adjusted Net Income from continuing operations	$116.8	$74.0
Adjusted earnings from continuing operations per share, basic	$0.32	$0.20
Adjusted earnings from continuing operations per share, diluted	$0.32	$0.20

($ millions)	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net income from continuing operations	$94.3	$35.9
Add:
Amortization of intangible assets(1)	379.7	382.1
ARO discount rate depreciation adjustment(2)	4.8	7.8
Incremental depreciation of property and equipment due to recapitalization	7.5	13.5
Amortization of deferred financing costs	13.5	9.2
(Gain) loss on foreign exchange(3)	(4.6)	249.3
Mark-to-market loss (gain) on Purchase Contracts(4)	104.3	(391.4)
Share of net loss (income) of investments accounted for using the equity method	48.9	(14.5)
Gain on divestiture(5)	(580.5)	(4.9)
Transaction costs(6)	63.9	36.9
Acquisition, rebranding and other integration costs(7)	14.0	19.7
TEU amortization expense	0.1	0.9
Other	(17.5)	12.5
Tax effect(8)	213.3	(171.0)
Adjusted Net Income from continuing operations	$341.7	$186.0
Adjusted earnings per share from continuing operations, basic	$0.93	$0.51
Adjusted earnings per share from continuing operations, diluted	$0.92	$0.51

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(2)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(5)	Consists of gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of the tax effect of the adjustments to net income (loss) from continuing operations.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022
Cash flows from operating activities	$125.8	$286.1
Add:
Transaction costs(2)	22.3	13.6
Acquisition, rebranding and other integration costs(3)	3.8	6.3
Cash interest paid on TEUs(5)	—	0.4
Cash taxes related to divestitures	248.6	—
Adjusted Cash Flows from Operating Activities	400.5	306.4
Add:
Proceeds on disposal of assets and other(6)	30.6	12.4
Purchase of property and equipment(7)	(276.3)	(210.6)
Investment in joint ventures(8)	(8.8)	(11.2)
Adjusted Free Cash Flow (excluding incremental growth investments)	146.0	97.0
Add:
Incremental growth investments(9)	130.0	—
Adjusted Free Cash Flow	$276.0	$97.0

($ millions)	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash flows from operating activities	$579.0	$693.3
Less:
Operating cash flows from discontinued operations(1)	—	(35.4)
Cash flows from operating activities (excluding discontinued operations)	579.0	728.7
Add:
Transaction costs(2)	63.9	36.9
Acquisition, rebranding and other integration costs(3)	14.0	19.7
M&A related net working capital investment(4)	—	4.8
Cash interest paid on TEUs(5)	0.2	1.7
Cash taxes related to divestitures	248.6	—
Adjusted Cash Flows from Operating Activities	905.7	791.8
Add:
Proceeds on disposal of assets and other(6)	51.0	104.6
Purchase of property and equipment(7)	(823.6)	(535.6)
Investment in joint ventures(8)	(27.3)	(43.0)
Adjusted Free Cash Flow (excluding incremental growth investments)	105.8	317.8
Add:
Incremental growth investments(9)	130.0	—
Adjusted Free Cash Flow	$235.8	$317.8

(1)	Consists of operating cash flows from discontinued operations. As at September 30, 2022, GFL Infrastructure was presented as discontinued operations. Refer to Note 19 in our Interim Financial Statements.

(2)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(3)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(4)	Consists of net non-cash working capital in the period in relation to acquisitions.

(5)	Consists of interest paid in cash on the Amortizing Notes.

(6)	Consists of proceeds from divestitures, excluding proceeds received from the divestiture of three non-core U.S. Solid Waste businesses.

(7)	Excludes purchase of property and equipment and intangible assets for GFL Infrastructure, which was presented as discontinued operations, of $nil for the three and nine months ended September 30, 2023 and $nil and $7.2 million for the three and nine months ended September 30, 2022, respectively. Refer to Note 19 in our Interim Financial Statements.

(8)	Consists of initial capital investment for the development and construction of renewable natural gas facilities operated as joint ventures.

(9)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG. Reflects a reallocation of proceeds from the divestiture of three non-core U.S. Solid Waste businesses to fund these projects.